SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         December 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: December 12, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

                               ALLIED GOLD LIMITED
                               ABN 86 104 855 067

                           NOTICE OF GENERAL MEETING,
                              EXPLANATORY STATEMENT
                                       AND
                                   PROXY FORM

This  Notice of General  Meeting is an  important  document  and  requires  your immediate  attention.  Please read it carefully.  If you are in doubt as to what you should do, please consult your investment or other professional adviser.

         For a General Meeting to be held on 11 January 2005 at 10.00am at CBD Rydges Hotel, corner Hay and King Streets, Perth, Western Australia

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                               ALLIED GOLD LIMITED
                               ABN 86 104 855 067

                            NOTICE OF GENERAL MEETING

Notice is given that a general  meeting of  shareholders  of Allied Gold Limited
(Allied Gold or Company) will be held at CBD Rydges Hotel,  corner Hay and Kings
Streets, Perth, Western Australia at 10.00am on 11 January 2005.

                                     AGENDA

Resolution 1 - Placement Capacity

To  consider  and,  if thought  fit,  to pass,  with or without  amendment,  the following resolution as an ordinary resolution:

     "That,  for the  purposes of Listing  Rule 7.1 of the Listing  Rules of the
     Australian Stock Exchange  Limited and for all other purposes,  approval is given for the Company to issue fully paid ordinary shares at a price of not less than 80% of the  average  market  price for  securities  in that class before the issue date to raise up to $10 million and otherwise on the terms and  conditions  set out in the  Explanatory  Statement  accompanying  this
     Notice."

Short  Explanation:  Under the Listing Rules,  the Company may seek  shareholder approval prior to a placement to allow it the  flexibility to make future issues of securities up to the threshold of 15% of its total ordinary securities in any one 12 month period.

Voting  Exclusion:  The Company will disregard any votes cast on this resolution by any person who may  participate  in the proposed issue and a person who might obtain a  benefit,  except a benefit  in the  capacity  of a holder of  ordinary securities if the resolution is passed, and any associates of those persons.

DATED THIS 10TH DAY OF DECEMBER 2004
BY ORDER OF THE BOARD

DAVID LYMBURN
COMPANY SECRETARY

NOTES:

1.   A  shareholder  of the  Company  entitled to attend and vote is entitled to appoint not more than two proxies.  Where more than one proxy is appointed, each proxy must be  appointed to  represent a specified  proportion  of the shareholder's  voting rights.  If the shareholder  appoints two proxies and the appointment does not specify this  proportion,  each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2.   For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those  entitled to attend and vote at the
     Meeting. The snapshot date is 10.00am (WST) on 9 January 2005.

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3.   To vote by proxy,  please complete and sign the attached proxy form as soon as possible  and either:

     o    send the proxy form by facsimile  to the Company on  facsimile  number
          (08) 9353 4894 (International: + 61 8 9353 4894); or

     o    deliver the proxy form personally to the Company's  registered  office at  Unit  15,  Level  1,  51  -53  Kewdale  Road,  Welshpool,  Western
          Australia.

     so that it is  received  not later than  10.00am  (WST) on 9 January  2005.
     Proxy forms received later than this time will be invalid.

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                              EXPLANATORY STATEMENT

This  Explanatory  Statement and all attachments are important  documents.  They should be read carefully.

If you have any  questions  regarding  the matters  set out in this  Explanatory
Statement or the preceding Notice,  please contact the Company, your stockbroker or other professional adviser.

1.   RESOLUTION 1 - PLACEMENT CAPACITY

     The Company is seeking  shareholder  approval  pursuant to  Resolution 1 to give it the  flexibility  to raise an  additional  $10 million.  Primarily, these funds will be used to fund the acquisition of the remaining interests in the  Simberi  Mining  Joint  Venture  and the  Tabor  Exploration  Joint
     Venture.

     As at the date of this Notice,  the exact working  capital  requirements to enable the  completion of the tasks  referred to in  paragraphs  (f) (ii) -
     (vi) below has not yet been  determined.  The Directors also note,  that in the event the bankable  feasibility  studies conclude the Simberi and Tabor
     Island  projects to be economic,  additional debt and/or equity funding for project development may also be required.

     For the  purposes of ASX Listing  Rule 7.3, the  following  information  is provided in relation to Resolution 1:

     (a)  the  Company  may issue a maximum  number of Shares  that  equals  $10 million  divided by the issue  price  calculated  in  accordance  with paragraph (c) below;

     (b)  the allottees of the securities has not yet been determined. No Shares will be issued to related parties of the Company;

     (c)  the issue price of the Shares will be not less than 80% of the average market price for  securities in that class.  The average is calculated over the last 5 days in which sales in the  securities  were  recorded before  the day in  which  the  issue  was  made  or,  if  there  is a disclosure  document  relating  to the issue,  over the last 5 days on which sales in the  securities  were  recorded  before the date of the disclosure document;

     (d)  the securities will be issued no later than 3 months after the date of this  Meeting (or such later date as  determined  by any ASX waiver or modification  of the ASX  Listing  Rules) and it is  anticipated  that allotment will occur on one date;

     (e)  the Shares issued will rank equally with the existing Shares on issue;
          and

     (f)  the funds raised from the issue of the Shares will be applied towards:

          (i)  completion of the acquisition of an additional  37.5% interest in the Simberi  Mining  Joint  Venture  (covering  MI-1136)  and the
               residual   interest  in  the  Tabor   Exploration  Joint  Venture
               (covering  EL609)  by  the  payment  of  A$4.4  million  (CAN$4.0 million)

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          (ii) further   exploration  and  evaluation  at  the  Sorowar  deposit
               including revision of the Simberi Oxide Project feasibility study in anticipation of a decision to mine during 2005;

          (iii)to fund the equity portion of project  financing for  development of the Simberi Oxide Project;

          (iv) conduct of detailed airborne  geophysical surveys over the entire
               Tabar Islands Group and ground induced  polarisation  geophysical surveys over portions of the Tabar Islands Group;

          (v)  exploration  activities  in  relation to  sulphide  resources  on
               Simberi Island;

          (vi) to meet  administrative  and offer  expenses and general  working capital.

2.   ENQUIRIES

     Shareholders  are invited to contact David Lymburn  (Company  Secretary) on
     9353 3638 if they have any  queries in respect  of the  matters  set out in these documents.

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                                    GLOSSARY

ASX means Australian Stock Exchange Limited.

ASX LISTING RULES and LISTING RULES mean the official listing rules of the ASX.

BOARD means the board of directors of the Company.

COMPANY and ALLIED GOLD means Allied Gold Limited (ABN 86 104 855 067).

CONSTITUTION means the Company's constitution.

CORPORATIONS ACT means the Corporations Act 2001 (Cth).

DIRECTORS mean the current directors of the Company.

EXPLANATORY STATEMENT means the explanatory statement to this Notice.

MEETING means the annual general meeting convened by the Notice.

NOTICE means the notice convening the Meeting.

SHARE means a fully paid ordinary share in the capital of the Company.

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                                   PROXY FORM

APPOINTMENT OF PROXY
ALLIED GOLD LIMITED
ABN 86 104 855 067

                                 GENERAL MEETING

I/We                    --------------------------------------------------------
                        being a Member of Allied Gold Limited entitled to attend
                        and vote at the Meeting, hereby

Appoint                 --------------------------------------------------------
                        Name of proxy

or failing  the person so named or, if no person is named,  the  Chairman of the
Meeting or the  Chairman's  nominee,  to vote in  accordance  with the following directions  or, if no directions  have been given,  as the proxy sees fit at the
General Meeting to be held at 10.00am,  on 1 1 January 2005 at CBD Rydges Hotel, corner Hay and King Streets,  Perth,  Western  Australia and at any  adjournment thereof.  If no directions are given, the Chairman will vote in favour of all of the resolutions.

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Voting on Business of the Annual General Meeting

                                                           FOR  AGAINST  ABSTAIN

Resolution 1 - Placement Capacity                          [ ]    [ ]      [ ]

If you do not wish to direct your proxy how to vote, please place
a mark in this box                                                         [ ]

By marking this box, you  acknowledge  that the Chairman may exercise your proxy even if he has an interest in the  outcome of the  resolution  and votes cast by him other than as proxy holder will be disregarded because of the interest.  The
Chairman  will vote in favour of all of the  resolutions  if no  directions  are given.

YOU MUST EITHER MARK THE BOXES  DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX
INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS
APPOINTMENT OF PROXY FORM WILL BE DISREGARDED.

If you mark the abstain box for a particular  item, you are directing your proxy not to vote on that  item on a show of hands or on a poll and that  your  shares are not to be counted in computing the required majority on a poll.

Signed this         day of                        2004

By:

Individuals and joint holders                  Companies (affix common seal if
                                               appropriate)

----------------------------------             ---------------------------------
Signature                                      Director

----------------------------------             ---------------------------------
Signature                                      Director/Company Secretary

----------------------------------             ---------------------------------
Signature                                      Sole Director and Sole Company
                                               Secretary

                               ALLIED GOLD LIMITED
                               ABN 86 104 855 067

             Instructions for Completing 'Appointment of Proxy' Form

1.   A member  entitled  to attend and vote at a Meeting is  entitled to appoint not more than two  proxies to attend and vote on their  behalf.  Where more than one proxy is  appointed,  such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion,  each proxy may exercise half the votes.

2.   A duly appointed proxy need not be a member of the Company.  In the case of joint holders, all must sign.

3.   Corporate  shareholders  should comply with the execution  requirements set out on the Proxy Form or otherwise  with the  provisions  of Section 127 of the  Corporations  Act. Section 127 of the Corporations Act provides that a company  may  execute  a  document  without  using its  common  seal if the document is signed by:

     o    directors of the company;

     o    a director and a company secretary of the company; or

     o    for a  proprietary  company  that has a sole  director who is also the sole company secretary - that director.

     For the Company to rely on the  assumptions  set out in Section  129(5) and
     (6) of the  Corporations  Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This  effectively  means that the status of the persons  signing the document or  witnessing  the affixing of the seal must be set out and conform to the  requirements of Section 127(1)
     or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole  director and sole  company  secretary of the company must state that next to his or her signature.

4.   Completion of a Proxy Form will not prevent  individual  shareholders  from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and  attends the meeting in person,  then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting.

5.   Where a Proxy Form or form of  appointment of corporate  representative  is lodged and is executed under power of attorney,  the power of attorney must be lodged in like manner as this proxy.